Exhibit 3.2
Certificate regarding Approval of Addition of New Article IX of Amended and Restated Bylaws by Board of Directors
of Abercrombie & Fitch Co. on June 10, 2009
The undersigned hereby certifies that he is the duly elected, qualified and acting Senior Vice President, General Counsel and Secretary of Abercrombie & Fitch Co., a Delaware corporation (the “Company”); that the regular annual meeting of the Board of Directors of the Company was duly called and held on June 10, 2009, at which regular annual meeting a quorum of the directors of the Company was at all times present; and that the Board of Directors duly approved the addition of new Article IX to the Company’s Amended and Restated Bylaws to read as follows:
ARTICLE IX
AMENDMENTS
As provided in Article FIFTH, Section 1, of the corporation’s certificate of incorporation, the Board of Directors is expressly authorized to make, repeal, amend and rescind the bylaws of the corporation; provided, however, that any repeal, amendment or rescission of any bylaw inconsistent with Article II, Section 2.03, of these bylaws shall also require the approval of the stockholders of the corporation pursuant to the vote required by Article FIFTH, Section 2, of the corporation’s certificate of incorporation. Subject to such Article FIFTH, Section 2, of the corporation’s certificate of incorporation, the stockholders of the corporation may also make, repeal, amend or rescind these bylaws.
IN WITNESS WHEREOF, the undersigned Senior Vice President, General Counsel and Secretary of Abercrombie & Fitch Co., acting for and on behalf of the Company, has hereunto set his hand this 12th day of June, 2009.

/s/ David S. Cupps

David S. Cupps
Senior Vice President,
General Counsel and Secretary of
Abercrombie & Fitch Co.